SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                       Children's Broadcasting Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   168755-20-5
                                 (CUSIP Number)

                              Lance W. Riley, Esq.
                       Children's Broadcasting Corporation
                      724 First Street North, Fourth Floor
                              Minneapolis, MN 55401
                                 (612) 338-3300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 10, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.




---------------------------
*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))



CUSIP No.  168755-20-5                                                    13D                      Page  2  of 4  Pages
--------------------------------------------------------------                           ---------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Christopher T. Dahl
                                                                                         ---------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                         (a) |_|

                                                                                         ---------------------------------------
3         SEC USE ONLY


                                                                                         ---------------------------------------
4         SOURCE OF FUNDS*

          N/A

                                                                                         ---------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR
          2(E)                                                                                                               |_|


                                                                                         ---------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                                                                                         ---------------------------------------
                              7                   SOLE VOTING POWER

                                                  793,382

                                                                                         ---------------------------------------
         NUMBER OF            8                   SHARED VOTING POWER
           SHARES
        BENEFICIALLY                              22,500
          OWNED BY
            EACH                                                                         ---------------------------------------
         REPORTING            9                   SOLE DISPOSITIVE POWER
           PERSON
            WITH                                  793,382

                                                                                         ---------------------------------------
                             10                   SHARED DISPOSITIVE POWER

                                                  22,500

                                                                                         ---------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          815,882
                                                                                         ---------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                             |_|


                                                                                         ---------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.3%
                                                                                         ---------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
                                                                                         ---------------------------------------

                                                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


         The Reporting Person hereby amends his statements on this Schedule 13D originally filed on January 10, 1997, as amended on October 23, 1998, with respect to his beneficial ownership of shares of Common Stock, par value $.02 per share, of Children's Broadcasting Corporation, a Minnesota corporation (the "Issuer"). Item 5 of this Schedule 13D/A is hereby amended and restated as follows:

Item 5:           Interest in Securities of the Issuer

         (a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 815,882 shares of Common Stock constituting approximately 12.3% of outstanding Common Stock of the Issuer.

         (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 793,382 shares of Common Stock of the Issuer reported herein. The Reporting Person has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 22,500 shares of Common Stock of the Issuer reported herein.

         (c) On October 30, 1998, options held by the Reporting Person to purchase an aggregate of 330,396 shares of the Issuer's Common Stock vested in full upon the Issuer's consummation of the sale of its assets to Catholic Radio Network, LLC.

                  On November 10, 1998, the Reporting Person and Richard W. Perkins sold an aggregate of 171,000 shares of Common Stock of the Issuer to the Issuer in connection with the Issuer's share repurchase program. Such shares were sold at the actual cost paid by the Reporting Person and Mr. Perkins, including financing expenses associated therewith.

         (d)      Not applicable.

         (e)      Not applicable.

                                    SIGNATURE

         After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 1998
                                          /s/ Christopher T. Dahl
                                          Christopher T. Dahl
                                          Chairman of the Board, President and
                                          Chief Executive Officer of Children's
                                          Broadcasting Corporation

                                   Page 4 of 4